SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A. CNPJ/MF No. 01.545.826/0001-07 NIRE 35.300.147.952 Publicly-Held Company	CONSTRUTORA TENDA S.A.

CNPJ/MF No. 71.476.527/0001-35

NIRE 35300348206

Publicly-Held Company

NOTICE TO MARKET

São Paulo, SP, Brazil, June 21, 2013 – GAFISA S.A. (BOVESPA: GFSA3) (“Gafisa”) and Construtora Tenda S.A. (“Tenda” and, jointly, “Companies”), in compliance with CVM Instruction No. 308/99, hereby disclose to this Institution and that KPMG Auditores Independentes S/S (CVM Code No. 4189) have been contracted as the independent auditors, replacing Ernst & Young Auditores Independentes S/S (“EYT”) and Directa Auditores Independentes S/S (“Directa”), independent auditors of Gafisa and Tenda respectively, as the independent auditors that will conduct the review the financial statements of both Companies for the fiscal year to be ended on December 31, 2013, starting its activities on the second quarter of 2013.

The change of independent auditors, proposed by the Audit Committee, was for reasons of commercial circumstances and in order to anticipate the substitution, which determines the mandatory auditor firm rotation set forth in Article 31 of CVM Instruction No. 308/99.

Also, as required by the abovementioned Instruction, we note that we have obtained the proper consent from the former independent auditors, YET and Directa, for the above mentioned change.

São Paulo, June 21, 2013.

André Bergstein Investor Relations Officer	Rodrigo Osmo Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 21, 2013

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Executive Officer